Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

The following is a list of subsidiaries of the Company as of July 31, 2020, omitting subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

Subsidiaries	State or Other Jurisdiction of Incorporation or Organization

Hartford Great Health Management (Shanghai) Ltd. (“HFSH”)	Shanghai, China
Shanghai Qiao Garden International Travel Agency (“Qiao Garden Int’l Travel”)	Shanghai, China
Hartford International Education Technology (Shanghai) Co. Ltd. (“HF Int’l Education”)	Shanghai, China
Hangzhou Hartford Comprehensive Health Management, Ltd. (“HZHF”)	Hangzhou, China
Hangzhou Longjing Qiao Fu Vacation Hotel Co., Ltd (“HZLJ”)	Hangzhou, China
Pudong Haojin Childhood Education Ltd. (“PDHJ”)	Shanghai, China
Shanghai Hongkou HaiDeFuDe Childcare Co., Ltd.(“HDFD”)	Shanghai, China